Exhibit 99.1

For more information, please contact:

Derrick May

(972) 818-0720

Derrick@transcoastal.net

FOR IMMEDIATE RELEASE:

TransCoastal Corporation Reports Second Quarter 2013 Results

DALLAS – August 14, 2013 – TransCoastal Corporation (CLAID), an oil and gas exploration and production company, today reported its results for the second quarter of fiscal 2013, which ended June 30, 2013.

For the quarter ended June 30, 2013, TransCoastal reported revenues of $1,743,000, a 16% increase compared to the $1,508,000 reported for the second quarter of 2012. Revenues for the six months ended June 30, 2013 were $2,897,000, a 5% decrease compared to the $3,064,000 reported for the six months of 2012.

Operating expenses for the second quarter of 2013 were $508,000 compared to $539,000 for the second quarter of 2012, a 6% decrease. Operating expenses for the six months of 2013 were $921,000 compared to $996,000 for the six months of 2012, an 8% decrease. Selling, general and administrative expenses of $848,000 were reported for the second quarter of 2013 compared to $414,000 reported for the second quarter of 2012, a 104% increase. Selling, general and administrative expenses of $1,527,000 were reported for the six months of 2013 compared to $1,327,000 reported for the six months of 2012, a 15% increase.

Income from operations for the second quarter of 2013 was $387,000 compared to income of $555,000 reported for the second quarter of 2012. Income from operations for the six months of 2013 was $449,000 compared to $741,000 reported for the six months of 2012. Net income for the second quarter of 2013 was $209,000 or $0.01 per share, compared to net income of $373,000, or $0.02 per share, for the second quarter of 2012. Net Income for the six months of 2013 was $127,000, or $0.00 per share, compared to net income of $384,000, or $0.02 per share, for the six months of 2012.

"We are very pleased to have completed our merger with Claimsnet.com Inc and to report our first quarterly 10Q as a combined entity. Additionally, FINRA has authorized our ticker symbol change to “TCEC’ by the end of this month. We are also pleased to announce our first shareholder’s meeting (combined entity) on September 11, 2013 at 10:00 am CST. The TransCoastal team is very excited about the future development opportunities and the continued support of our shareholders,” said Stuart Hagler CEO of TransCoastal Corporation.

TransCoastal is an oil and gas exploration and production company focused on the development of oil and gas reserves in Texas and the Southwest region of the United States. More information on TransCoastal can be found at the Company’s web site at http://www.transcoastal.net.

Forward-Looking Statements - With the exception of historical information, the matters discussed in this press release are forward looking statements that involve a number of risks and uncertainties. The actual future results of the Company could differ significantly from those statements. Factors that could cause or contribute to such differences include, but are not limited to, maintaining access to external sources of capital, regulatory actions, success of marketing strategies, actions of the Company’s competitors, dependence on suppliers and distribution channels, continued use of the Internet, achieving the anticipated benefits of capital expenditures, and achieving anticipated expense reductions. Further information on the Company’s risk factors is contained in the Company’s quarterly, annual, and other periodic reports as filed with the Securities and Exchange Commission.

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TRANSCOASTALCORPORATION

SUMMARY OPERATIONS STATEMENT INFORMATION

(In thousands except share and per share data)

	(Unaudited) Quarter Ended June 30,		(Unaudited) Six Months Ended June 30,
	2013	2012	2013	2012
REVENUES	$1,743	$1,508	$2,897	$3,064

OPERATING EXPENSES	$508	$539	$921	$996

SELLING, GENERAL AND ADMINISTRATIVE	$848	$414	$1,527	$1,327

INCOME (LOSS) FROM OPERATIONS	$387	$555	$449	$741

OTHER EXPENSE	$(178)	$(182)	$(322)	$(357)

NET INCOME	$209	$373	$127	$384

DIVIDEND ON PREFERRED SHARES	$(40)	$-	$(40)	$-

NET INCOME TO COMMON STOCKHOLDERS	$169	$373	$87	$384

NET INCOME PER COMMON SHARE –
BASIC	$0.01	$0.02	$0.00	$0.02

NET INCOME PER COMMON SHARE –
DILUTED	$0.01	$0.02	$0.00	$0.02

WEIGHTED AVERAGE COMMON
SHARES OUTSTANDING – BASIC	22,735,948	22,634,091	22,685,020	22,634,091

WEIGHTED AVERAGE COMMON
SHARES OUTSTANDING –DILUTED	23,223,448	22,634,091	23,172,520	22,634,091